SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-21930

                           NOTIFICATION OF LATE FILING


         (Check One):    [ X ] Form 10-K    [  ] Form 11-K    [  ] Form 20-F
                         [   ] Form 10-QSB  [  ] Form N-SAR

For Period Ended:   DECEMBER 31, 1998
                    ------------------------------------------------------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                  ----------------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
                                                    ---------------------------
-------------------------------------------------------------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant             BIOSOURCE INTERNATIONAL, INC.
                         -------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

  820 FLYNN ROAD
--------------------------------------------------------------------------------
City, State and Zip Code    CAMARILLO, CALIFORNIA 93012
                          ------------------------------------------------------

                         PART II. RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)  The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On December 9, 1998, BioSource International acquired all of the stock of Quality Controlled Biochemicals, Inc. On December 15, 1998, BioSource International acquired the assets of BioFluids, Inc. BioSource is unable, without unreasonable effort and expense, to file timely its Annual Report on Form 10-K for the year ended December 31, 1998 as it has been unable to complete the compilation of the requisite financial data to complete purchase price allocations with respect to the acquisitions.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         BILL HENDRY                             805               987-0086
-------------------------------------------------------------------------------
         (Name)                              (Area Code)      (Telephone number)

         (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BIOSOURCE INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  MARCH 29, 1999                          By  /S/ LARRY A. MAY
     -----------------------                     -------------------------------
                                              Name: Larry A. May
                                              Title: Chief Financial Officer

Part IV.  Item 3.

The results for the year ended December 31, 1998 are significantly impacted by the factors described in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and the attached press release issued on March 29, 1999.